Black Hammer Brewing, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. Cash on hand	-1,865.43
1001. BOA Payroll 2208	16.20
1002. BOA Revenue- 1822	-1,546.12
1003. BOA Savings-2237	200.00
1004. PayPal	0.00
1005. Merchant -Square	0.00
FIRST REPUBLIC CHECKING (X 0944)	-4,155.83
Gusto Payroll Clearing Account	0.00
Total Bank Accounts	**$ -7,351.18**
Accounts Receivable	
1200. Accounts Receivable	29,180.63
Total Accounts Receivable	**$29,180.63**
Other Current Assets	
1300. Loan to Bay Area Collective	47,436.08
1350. Loan to Raging Bull LLC	-11,012.00
1360. Loan from Hammertime	0.00
1400. Merchant Service	8,888.34
1500. Pay Advance	0.00
Inventory	0.00
Beer - Bulk	-93.92
Beer - Kegged	-2,428.48
Beer - Packaged	1,494.44
Beer - Work In Progress	5,808.38
Ingredients	-9,871.26
Merchandise	604.70
Other	-525.00
Packaging	596.79
Total Inventory	**-4,414.35**
Inventory Asset	0.00
Undeposited Funds	160.00
Total Other Current Assets	**$41,058.07**
Total Current Assets	**$62,887.52**
Fixed Assets	
1600. Fixed Assets	
1615. Equipment	274,303.26
1620. Furniture & Fixtures	35,814.66
1625. Leasehold Improvements	462,126.99
1630. Vehicles	5,800.00
1680. Accumulated Depreciation	-449,397.14
1690. Accumulated Amortization	-378.00

	TOTAL
Total 1600. Fixed Assets	328,269.77
Total Fixed Assets	**$328,269.77**
Other Assets	
1700. Other Assets	
1710. Patent/Trademark	1,225.00
Total 1700. Other Assets	**1,225.00**
Total Other Assets	**$1,225.00**
TOTAL ASSETS	**$392,382.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable	10,546.92
Total Accounts Payable	**$10,546.92**
Credit Cards	
2100. Credit Card	
2110. American Express	7,956.83
2115. Bank of America - CC 4485	12,131.89
2120. BOA Corp Account 7660	
2121. Business Advantage Cash Rewards 7766	948.50
Total 2120. BOA Corp Account 7660	**948.50**
2130. Chase	1,846.80
2131. Chase - 1263	12,569.34
2132. Chase - 2386	0.00
2133. Chase - 6924	118.40
2134. Chase - 9736	0.00
2135. Chase- 2045	21,012.29
2136. Chase- 2721	16,967.98
2137. Chase-1641	-2,151.03
Total 2130. Chase	**50,363.78**
2140. Jim's Slate	0.00
2145. Jim's United	0.00
2150. USAA Credit Card	0.00
Total 2100. Credit Card	**71,401.00**
Discover Card	0.00
Total Credit Cards	**$71,401.00**
Other Current Liabilities	
2200. Other Current Liabilities	
2210. Benefit Liabilities	0.00
2211. Loan from Willkommen	73,217.49
2215. Gift Card Liabilities	2,197.00
2220. Keg Deposit	9,630.61
2223. Payroll Clearing	193.34
2225. Sales Tax Payable	4,247.00
2230. Tips Payable	-4,215.05
Total 2200. Other Current Liabilities	**85,270.39**
Black Hammer Brewing LLC Payable	0.00
Square Tax Agency Payable	0.00

	TOTAL
Total Other Current Liabilities	**$85,270.39**
Total Current Liabilities	**$167,218.31**
Long-Term Liabilities	
2500. Notes Payable	
2510. Loan from Mrs. Jackey	75,000.00
2515. Loans from Jim Furman	10,676.39
2516. Loans from Web Bank	11,306.71
Total 2500. Notes Payable	**96,983.10**
Total Long-Term Liabilities	**$96,983.10**
Total Liabilities	**$264,201.41**
Equity	
3000. Investors	
3010. Amanda Bishop	1.00
3015. Amir Haghihat	5,000.00
3020. Andrew Baron	50,000.00
3025. Ashton Honnecke	5,000.00
3030. Bryan Hermannsson	150,000.00
3035. Cody Laxo	1.00
3040. Cynthia Daffurn	10,000.00
3045. Daniel Johnson	25,000.00
3050. Daniel Shiplacoff	75,000.00
3055. Eugenio Jarosiewicz	50,000.00
3060. Gabriel Schine	50,000.00
3065. Graeme Connell	75,000.00
3070. Heather Singleton	1.00
3080. John Baron IRA Services Trust Company	100,000.00
3085. John Shilktaitis	50,000.00
3090. Jose Rivera Caminos	25,000.00
3091. Judy Liu	5,000.00
3092. Megan Blattspieler	25,000.00
3093. Platform Capital Partners	50,000.00
Total 3000. Investors	**750,003.00**
Opening Balance Equity	0.00
Retained Earnings	-510,390.50
Net Income	-111,431.62
Total Equity	**$128,180.88**
TOTAL LIABILITIES AND EQUITY	**$392,382.29**